Exhibit (c)(11)

STRICTLY CONFIDENTIAL

Presentation to the Board of Ipsen: Update on Strategic Alternatives for the Tercica Partnership

31-Mar-2008

STRICTLY CONFIDENTIAL

Table of Contents

I.	Tercica Capital Markets Update

II.	Illustrative Tactical Roadmap

III.	Updated Financial Analysis

IV.	Analysis of Selected Precedents

Appendix A: Additional Materials on Lafarge North America Buy-out

Goldman Sachs does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits with no limitations imposed by Goldman Sachs.

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I. Tercica Capital Markets Update

Tercica Capital Markets Update 3

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Tercica Share Price Performance Last 12 Months

Tercica Capital Markets Update 4

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Tercica Share Price Performance Intraday Evolution Since 26-Feb-2008

Tercica Capital Markets Update 5

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Research Analysts Perspective on Tercica Recommendations and Target Prices (6 Months Ago vs. Today)

■	Target Price of research analysts remain in $7 - $10 per share range
■	Median target price of $9 is unchanged and represents a 44% premium to current share price of $6.27 / share
Source: Thomson Financial

Tercica Capital Markets Update 6

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Research Analysts Perspective on Tercica Evolution of Brokers’ Projections Post 2007 Results Announcement

■ Following 2007 results:
— Average consensus increased for Increlex
— Delayed ramp-up for Somatuline, with stronger pick-up in sales as of 2011
■ Still, significant variations in projections between research analysts
Source: Brokers’ reports

[1] High and low of consensus after 2007 results.

Tercica Capital Markets Update 7

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Research Analysts Perspective on Tercica (From Research Analysts Covering Tercica)
Post FY2007 Results Announcement
Theme		Selected Comments

Increlex	■	“U.S. Q4 Increlex sales ($3.6m vs. our $3.7m) (…) were in line with expectations” (Cowen, 27-Feb-2008)

	■	“Increlex revenues grew by 24% sequentially to $3.6m, below Lehman estimates of $4.1m” (Lehman, 27-Feb-2008)

Broadly In Line with Expectations	■	“4Q07 Increlex revenues of $3.6m were in line with our estimate” (Lazard, 27-Feb-2008)

Somatuline	■	“Q407 total product sales of $3.8m fell short of our estimate of $6.1m, with Somatuline revenue of only $0.2m accounting for a considerable portion of the miss.” (Baird, 28-Feb-2008)

Below / In Line with Expectations	■	“Total revenues of $4.1m missed consensus of $5.1m; the miss was most likely attributable to Somatuline sales of $0.2m” (FBR, 27-Feb-2008)

2008 Guidance	■	“Tercica plans on updating FY08 guidance later this year and we expect the company to both increase and tighten the band of its revenue guidance” (Lehman, 20-Mar-2008)

Market Acceptance of Guidance Overall	■	“For 2008, the company anticipates combined sales guidance of $30m-$37m compared to consensus estimate of $34.7m and our estimate of $31.6m” (Collins, 28-Feb-2008)
	■	“2008 guidance between $30m-37m, and this exceed our estimates” (Stanford, 27-Feb-2008)

	■	“The company provided solid 2008 guidance for Increlex ($20m-$22m vs. our $22m) and Somatuline ($10m-$15m vs. our $10m) revenues” (Cowen, 27-Feb-2008)

	■	“Somatuline Depot sales estimate has come down to $15m from $25m, in line with guidance” (FBR, 27-Feb-2008)

	■	“FY08 guidance (…) was slightly below LEH expectations” (Lehman, 27-Feb-2008)

	■	“2008 guidance for Increlex and Somatuline in line with our forecast” (Lazard, 27-Feb-2008)

Valuation	■	“Maintain Buy Rating: Our DCF analysis supports this price target” (Stanford, 27-Feb-2008)

	■	“We reiterate our 1-Overweight rating on Tercica following 4Q07 results” (Lehman Brokers, 27-Feb-2008)

Sentiment Still Predominantly Geared Towards “Buy”	■	“We expect Tercica shares to outperform the market as investor’s gain confidence in the ability of Tercica’s endocrinology franchise to post top-line growth and narrowing net losses” (Cowen, 27-Feb-2008)
	■	“Increlex continues to disappoint in its efforts, and with Somatuline now seeming to follow in its footsteps, we see no reason to buy the stock at current levels” (Baird, 28-Feb-2008)

Source: Brokers reports

Tercica Capital Markets Update 8

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Research Analysts Perspective on Tercica (From Research Analysts Covering Ipsen)
Post FY2007 Results Announcement
Theme		Selected Comments

Rationale for Historical Stake in Tercica	■	“This strategy of gradually entering the US market is perfectly suited to Ipsen’s goal of accumulating assets offering strong visibility, notably at the intellectual property level. Against this backdrop, Tercica was an excellent choice” (Natixis, 20-Dec-2007)

Viewed as Positive Strategic Move	■	“Ipsen’s equity investment in Tercica offers the company the chance to capture future outperformance of the cross-licensed endocrinology products at an attractive price” (SG, 20-Dec-2007)

Ipsen’s Future Strategy in the US	■	“Ipsen’s near-term (2008-2010) growth should be boosted by several near-term opportunities (Reloxin, Dysport, Febuxostat, Acapodene, Somatulin - US). However, execution requires expansion of Ipsen’s business model/infrastructure, involving either of the following: Marketing partners (Reloxin, Febuxostat, Dysport)? Investment in own infrastructure? M&A? This implies that near-term profitability expansion will be slower than we had previously anticipated” (Bear Stearns, 04-Mar-2008)
Some Concerns on Potential Impact on Profitability
	■	“Ipsen is evaluating the following options, sorted in order of preference: 1) Marketing partner which Ipsen has the ability to control (similar to Tercica) 2) Licensing agreement with a claw-back (rights returned after a specified period) 3) Straight licensing deal 4) Ipsen markets itself (…) We believe option 1 could be mildly dilutive to earnings if it involves a Tercica-like acquisition” (Bear Stearns, 04-Mar-2008)

	■	“Also, Ipsen could in our view strike a deal, similar to the Tercica one in the USA, in order to market Dysport in neuromuscular indications” (Exane, 28-Feb-2008)

Acquisition of Tercica	■	“We estimate that Ipsen could seek to acquire Tercica from c. 2011” (Blue Oak Capital, 16-Jan-2008)
No Short-Term Acquisition Expected Due to Potential Dilutive Effect on Earnings	■	“The most likely scenario would be a full takeover of its subsidiary Tercica but such a move would not be accretive until 2011e in our opinion, which suggests this is not the best option for the short term” (Natixis, 20-Dec-2007)
	■	“As Tercica is currently loss making and full consolidation would be dilutive to Ipsen’s EPS, we do not expect the company to expand its ownership stake in Tercica in the near term” (SG, 20-Dec-2007)

Source: Brokers reports

Tercica Capital Markets Update 9

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II. Illustrative Tactical Roadmap

Illustrative Tactical Roadmap 10

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Tactical Considerations Illustrative Tactical Roadmap

Illustrative Tactical Roadmap 11

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Blue Page

Illustrative Tactical Roadmap 12

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Novartis Makes Offer to Independent Directors to Buy Remaining Stake in Chiron

892 words

31 August 2005

PrimeZone Media Network

English

Copyright (c) 2005 PrimeZone Media Network, Inc. All Rights Reserved.

BASEL, Switzerland, Sept. 1, 2005 (PRIMEZONE) — Novartis (NYSE:NVS) announced today that it has made a proposal to the independent directors of Chiron Corporation (Nasdaq:CHIR) to acquire all of the remaining outstanding shares that it does not already own and has filed an amended Form 13-D as required by the U.S. Securities and Exchange Commission.

Novartis currently holds a 42.2% stake in the U.S. biopharmaceutical company and has submitted a proposal to acquire the approximately 112 million fully diluted shares (treasury method) of Chiron for USD 40.00 per share in cash, or a total of USD 4.5 billion. This offer was made after Novartis recently conducted due diligence on Chiron with the agreement of the company's independent directors.

Novartis will seek to negotiate a customary merger agreement with the independent directors of Chiron's Board of Directors that would be subject to approval by a majority of the Chiron shares not owned by Novartis. This transaction could be completed promptly, but there can be no assurance that an agreement will be reached on a transaction.

© 2008 Factiva, Inc. All rights reserved.	Illustrative Tactical Roadmap 13

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Contact:	Charlene Hamrah (Investment Community) (212) 770-7074 Joe Norton (News Media) (212) 770-3144

AMERICAN INTERNATIONAL GROUP, INC. PROPOSES TO ACQUIRE

PUBLICLY HELD SHARES OF 21ST CENTURY INSURANCE GROUP

•   Proposed Price of $19.75 in Cash per Share for the 38.1% Publicly Held Shares

•   21st Century Insurance Group Would Become Wholly Owned by AIG

New York, January 24, 2007 - American International Group, Inc. (AIG) announced today that it has submitted a letter to the board of directors of 21st Century Insurance Group (21st Century) (NYSE: TW) proposing to acquire the outstanding 38.1% publicly held shares of 21st Century for $19.75 per share in cash. AIG and its subsidiaries own approximately 61.9% of the outstanding shares of 21st Century. The aggregate cash consideration payable would be approximately $690 million. Following the transaction, 21st Century would become a wholly owned subsidiary of AIG. A copy of the letter sent by AIG to the 21st Century board of directors is attached.

The proposed per share price represents a 19.0% premium to today's closing price and a 25.5% premium to the average closing price during the last twelve months. The proposed per share price also represents a multiple of 19.6x the consensus estimates of 21st Century's 2007 earnings per share (based on a current First Call estimate of $1.01 per share).

"Our proposal represents an excellent opportunity for 21st Century's shareholders to monetize their investment at a full and fair value for their shares. For AIG, this is an opportunity to make a substantial additional investment in a business we know well," said Martin J. Sullivan, President and Chief Executive Officer of AIG.

AIG contemplates that the transaction would be implemented through a merger agreement which would be negotiated and approved by a special committee comprised of directors of 21st Century who are independent of AIG ("Special Committee"). This proposal is subject to AIG's satisfactory completion of due diligence, satisfaction of regulatory requirements and the approval of the Special Committee.

AIG has advised 21st Century that AIG's sole interest is in acquiring the remaining shares of 21st Century held by the public shareholders and that it has no interest in a disposition of its controlling equity stake in 21st Century. AIG reserves the right to withdraw its proposal prior to the execution of a definitive merger agreement and to modify its proposal in any way as a result of negotiations or for any reason at all, including proposing alternative acquisition structures.

–more–

American International Group, Inc.

70 Pine Street, New York, NY 10270

Illustrative Tactical Roadmap 14

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AIG Proposes to Acquire Publicly Held Shares of 21st Century Insurance Group

January 24, 2007

Page two

Banc of America Securities LLC and J.P. Morgan Securities Inc. are serving as AIG’s financial advisors and Sullivan & Cromwell LLP is serving as AIG’s legal advisor in the transaction.

21st Century shareholders and other interested parties are urged to read AIG’s and 21st Century’s relevant documents filed with the Securities and Exchange Commission (“SEC”) when they become available because they will contain important information. 21st Century shareholders will be able to obtain such documents free of charge it the SEC’s website: www.sec.gov.

A copy of the letter sent by AIG to the 21st Century board of directors follows.

#        #        #

American International Group, Inc. (AIG), world leaders in insurance and financial services, is the leading international insurance organization with operations in more than 130 countries and jurisdictions. AIG companies serve commercial, institutional and individual customers through the most extensive worldwide property-casualty and life insurance networks of any insurer. In addition, AIG companies are leading providers of retirement services, financial services and asset management around the world. AIG’s common stock is listed on the New York Stock Exchange, as well as the stock exchanges in London, Paris, Switzerland and Tokyo.

#        #        #

Illustrative Tactical Roadmap 15

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AMERICAN INTERNATIONAL GROUP. INC.

70 PINE STREET

NEW YORK, NEW YORK 10270

Martin J. Sullivan

President and

Chief Executive Officer

January 24. 2007

Board of Directors

21st Century Insurance Group

6301 Owensmouth Avenue

Woodland Hills, California 91367

Dear Board Members:

American International Group. Inc. (“AlG” or “we”) is pleased to propose to acquire for cash all of the outstanding shares of common stock, par value $0.001 (the “Shares”), of 21st Century Insurance Group (the “Company”) not owned by AIG and its subsidiaries at a purchase price of $19.75 per Share.

The proposed per Share price represents a 19.0% premium to today’s closing price and a 25.5% premium to the average closing price during the last twelve months. The proposed per Share price also represents a multiple of 19.6x the consensus estimates of the Company’s 2007 earnings per share (based on a current First Call estimate of $1.01 per share).

Through its subsidiaries American Home Assurance Company, Commerce and Industry Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa. and New Hampshire Insurance Company, AIG is the Company’s largest shareholder, owning approximately 61.9% of the outstanding Shares. This proposal would enable the Company’s public shareholders to monetize their investment at a full and fair value for their Shares. We therefore are confident that our proposal will be attractive to the Company’s public shareholders and that the Company’s combination with AIG would serve the best long-term interests of the Company and its policyholders.

The proposed transaction would be effected by means of a merger agreement with the intention for the Company to become a wholly-owned subsidiary of AIG. Following completion of the merger, the Company would be able to devote its full energy and resources to building the business.

This proposal is subject to AIG’s satisfactory completion of due diligence, satisfaction of regulatory requirements and the approval by a special committee comprised of directors of the Company who are independent of AIG. AIG is interested only in acquiring the publicly held Shares of the Company, and has no interest in selling

continued

Illustrative Tactical Roadmap 16

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January 24, 2007

Page two

its controlling stake in the Company. Please be aware that in making this proposal, AIG reserves the right both to withdraw this proposal prior to the execution of a definitive merger agreement and to modify it in any way as a result of negotiations or for any reason at all, including proposing alternative acquisition structures.

Concurrent with sending this proposal to you, AIG is filing an amendment to its Schedule 13D, as required by the Securities Exchange Act of 1934, and plans to issue a press release. In connection with this proposal, AIG has engaged Banc of America Securities LLC and J.P. Morgan Securities Inc. as financial advisors and Sullivan & Cromwell LLP as legal advisor. We are happy to make them available to you to help expedite the transaction.

We look forward to working with you.

Very truly yours,

/s/ Martin J. Sullivan

Illustrative Tactical Roadmap 17

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III. Updated Financial Analysis

Updated Financial Analysis 18

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Combination Overview Preliminary Analysis of the Financial Impact on Ipsen

Including Illustrative Synergies (50% Credit in 2009E)

Financial Impact
Illustrative Consideration to Increase Stake to 100%
Acquisition Price ($)		8.0	8.5	9.0	9.5	10.0
Premium over price of $6.27 as of 26-Mar-08		27.6%	35.6%	43.5%	51.5%	59.5%
Consideration to reach 39.3% ($m)		37	37	37	37	37
Buyout of remaining capital ($m)		347	369	391	413	434
Total consideration ($m)		384	406	428	449	471
Total consideration (€m)		258	273	287	302	316
Average Acquisition Price
Initial consideration for 25.0% ($m)		77	77	77	77	77
2007 Capital increase ($m)		3	3	3	3	3
Consideration to reach 39.3% ($m) (1)		115	115	115	115	115
Buyout of remaining capital ($m)		347	369	391	413	434
Total consideration for 100% ($m)		543	565	587	608	630
Average acquisition price/share ($)		7.5	7.8	8.1	8.4	8.7
Accretion / (Dilution) Analysis (Reported Net Income)
		2009	2010		2011
	8.0	(15.8)%	(5.9)%		1.0%
Acquisition	8.5	(16.0)%	(6.2)%		0.8%
Price	9.0	(16.3)%	(6.4)%		0.6%
($ per share) (2)	9.5	(16.5)%	(6.6)%		0.5%
	10.0	(16.8)%	(6.8)%		0.3%
Additional Pre-tax Synergies to Breakeven (€m) (3)
		2009	2010		2011
	8.0	40	16		-
Acquisition	8.5	41	17		-
Price	9.0	41	17		-
($ per share) (2)	9.5	42	18		-
	10.0	42	19		-

Assuming synergies (pre-tax run rate amount of €4.2m)

FX used: 1 € = 1.489 $. Assuming a pre-tax interest on the acquisition debt of 4.76%

(1) Considering Convertibles #1 and #2 as cash costs

(2) For the remaining 60.7% stake post bonds and warrants exercise

(3) Assuming a tax rate between 24.0% and 24.8% over 2009-2011

Source: Company data

Updated Financial Analysis 19

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IV. Analysis of Selected Precedents

Analysis of Selected Precedents 20

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Buy-out of Lafarge North America by Lafarge SA Case Study

Analysis of Selected Precedents 21

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Blue Page

Analysis of Selected Precedents 22

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Target Share Price Reaction Following Announcement

Illustrative Analysis Based on Selected US Minority Buyout Transactions

Target’s Share Price Reaction to First Offer

Date Initial Bid Final Bid Premia Share Price Reaction to First Offer Share Price Position / Offer Price

Target Name Acqquiror Name Announced Per Share Per Share Initial1 Final1

At first closing 1 week after offer At first closing 1 Week after offer

CNX Gas Corp Consol Energy 29-Jan-2008 33.66 33.66 11.8% 11.8% 15.0% 19.5% 2.9% 0.9%

Waste Industries USA Inc Investor Group 23-Oct-2007 36.75 36.75 29.1% 29.1% 25.6% 25.6% (2.7)% (3.9)%

Hearst-Argyle Television Hearst Corporation 24-Aug-2007 23.50 23.50 14.9% 14.9% 23.3% 25.1% 7.3% 7.3%

Alfa Corp Investor Group 18-Jul-2007 17.60 22.00 15.8% 44.7% 21.1% 20.6% 4.5% 4.4%

Cablevision Systems Corp Investor Group 09-Oct-2006 27.00 36.26 12.8% 51.5% 10.7% 12.6% (1.9)% (1.2)%

Tribune Co Sam Zell 02-Apr-2007 34.00 34.00 5.9% 5.9% 2.2% 2.2% (3.5)% (3.9)%

Great American Finl Res American Financial Group 22-Feb-2007 23.50 24.50 8.6% 13.2% 0.2% 15.8% (7.7)% 6.7%

21st Century Insurance Co. AIG 25-Jan-2007 19.75 22.00 19.0% 32.6% 26.2% 28.6% 6.0% 6.1%

Biomet Inc LVB Acquisition LLC 18-Dec-2006 44.00 46.00 4.8% 9.5% (1.0)% (1.9)% (5.5)% (6.0)%

NetRatings Inc VNU NV 09-Oct-2006 16.00 21.00 9.8% 44.1% 16.1% 15.0% 5.7% 5.9%

TD Banknorth Inc. Toronto-Dominion Bank 20-Nov-2006 32.33 32.33 6.5% 6.5% 6.0% 6.5% (0.5)% (0.7)%

William Lyon Homes General William Lyon 17-Mar-2006 93.00 109.00 22.9% 44.0% 30.8% 26.5% 6.5% 6.5%

Lafarge North America Lafarge SA 06-Feb-2006 75.00 85.50 16.7% 33.1% 27.8% 27.6% 9.5% 9.5%

Chiron Corp Novartis AG 01-Sep-2005 40.00 48.00 9.8% 31.7% 17.8% 19.4% 7.3% 7.0%

7-Eleven Inc IYG Holding Co 01-Sep-2005 32.50 37.50 14.7% 32.3% 22.3% 23.7% 6.6% 8.0%

WFS Financial Inc Wachovia Corp 12-Sep-2005 73.86 73.86 13.8% 13.8% 8.1% 8.3% (5.0)% (5.5)%

New Valley Corp Vector Group Ltd 28-Sep-2005 9.01 10.78 20.9% 44.7% 21.3% 21.9% 0.3% 0.4%

Tipperary Corp Santos Ltd 01-July-2005 7.41 7.43 18.6% 18.9% 17.0% 17.1% (1.3)% (1.3)%

Eon Labs Inc Novartis AG 22-Feb-2005 31.00 31.00 11.0% 11.0% 9.2% 9.4% (1.7)% (1.6)%

Siliconix Inc Vishay Intertechnology Inc 04-Mar-2005 33.87 39.45 16.2% 35.3% 24.4% 27.5% 7.0% 7.0%

Genencor International Danisco A/S 27-Jan-2005 19.25 19.25 23.9% 23.9% 22.8% 22.9% (0.8)% (1.1)%

Fox Entertainment News Corp Inc 10-Jan-2005 33.54 35.31 7.4% 13.1% 9.8% 7.0% 2.2% 0.7%

Quality Dining Inc Investor Group 16-Jun-2004 2.75 3.20 19.6% 39.1% 19.6% 19.6% 0.0% (1.1)%

Cox Communications Cox Enterprises Inc 02-Aug-2004 32.00 34.75 16.0% 26.0% 20.2% 20.2% 3.6% 4.2%

barnesandnobel.com Barnes & Noble Inc 07-Nov-2003 2.50 3.05 11.1% 35.6% 25.8% 24.9% 13.2% 13.2%

Fidelity Natl Info Solutions Fidelity Natl Finl Inc 23-May-2003 23.60 23.60 24.1% 24.1% 3.6% 31.4% (16.5)% (16.5)%

Ribapharm Inc ICN Pharmaceutical Inc 02-Jun-2003 5.60 6.25 10.2% 23.0% 22.4% 25.2% 11.1% 10.9%

Expedia USA Interactive 19-March-2003 38.43 51.36 (1.2)% 32.0% 21.2% 33.0% 22.6% 34.5%

Hotels.com USA Interactive 10-Apr-2003 60.24 60.24 13.0% 13.0% 19.1% 29.1% 5.4% 6.9%

Int’l Speciality Prods Samuel J Heyman 09-Jul-2002 10.00 10.30 25.8% 29.6% 31.4% 26.4% 4.5% 1.5%

Tremont Corp Valhi Inc 29-July-2002 47.95 65.21 44.0% 95.8% 12.3% 12.0% (22.0)% (21.8)%

Pure Resources Inc Union Oil Co of California 21-Aug-2002 22.70 21.48 29.6% 22.6% 34.2% 32.7% 3.6% 3.8%

McAfee.com Corp Network Associates Inc 18-March-2002 18.64 15.43 19.9% (0.7)% 25.2% 23.9% 4.3% 5.7%

Fortress Group Inc Lennar Corp 17-Jun-2002 3.68 3.68 16.8% 16.8%15.6% 15.9% (1.1)% (1.1)%

NRG Energy Inc Xcel Energy Inc 15-Feb-2002 11.50 12.86 15.0% 28.6% 13.8% 12.8% (1.0)% (1.0)%

Travelocity.com Inc Sabre Holdings Corp 19-Feb-2002 23.00 28.00 19.8% 45.8% 29.7% 34.3% 8.3% 8.7%

Intimate Brands Inc Limited Inc 04-Feb-2002 19.30 19.72 7.8% 10.2% (2.2)% 3.7% (9.3)% (6.7)%

NCH Corp Investor Group 01-Oct-2001 47.50 52.50 21.2% 34.0% 18.5% 15.8% (2.2)% (3.6)%

Aquila Inc UtilityCorp United Inc 07-Nov-2001 20.69 20.69 (31.0)% (31.0)% (4.5)% (5.1)% 38.5% 34.1%

Liberty Financial Cos Liberty Mutual Insurance 06-Jun-2001 33.70 33.70 3.1% 3.1% (0.1)% (0.1)% (3.1)% (3.0)%

TD Waterhouse Group Toronto-Dominion Bank 10-Oct-2001 9.00 9.50 45.2% 53.2% 29.0% 48.1% (11.1)% 3.1%

Prodigy Communications SBC Communications 24-Sep-2001 5.45 6.60 54.0% 86.4% 56.2% 55.6% 1.5% 0.7%

Unigraphics Solutions Electronic Data Systems 24-May-2001 27.00 32.50 26.7% 52.5% 37.7% 38.8% 8.7% 9.8%

Westfield America Inc Westfield America Trust 15-Feb-2001 16.25 16.25 12.5% 12.5% 13.9% 13.8% 1.3% 1.2%

Bacou USA Inc Bacou SA 30-May-2001 28.50 28.50 21.8% 21.8% 19.7% 19.8% (1.8)% (1.8)%

BHC Communications News Corp Inc 14-Aug-2000 165.00 165.00 16.4% 16.4% 7.9% 8.6% (7.3)% (6.7)%

Berlitz Intl Inc Benesse Corp 02-Jan-2001 12.00 16.50 48.9% 104.7% 55.1% 59.8% 4.2% 4.2%

Sodexho Marriott Services Sodexho Alliance SA 25-Jan-2001 27.00 32.00 8.5% 28.6% 14.5% 16.6% 5.6% 7.0%

Delhaize America Etablissements Delhaize Freres 07-Sep-2000 18.71 18.42 19.2% 17.4% 15.1% 16.7% (3.5)% (3.1)%

Azurix Corp Enron Corp 27-OCt-2000 7.00 8.38 96.6% 135.4% 84.3% 70.2% (6.3)% (6.3)%

Hertz Corp Ford Motor Co 21-Sep-2000 30.00 35.50 23.7% 46.4% 30.4% 30.1% 5.4% 6.3%

Infinity Broadcasting Viacom Inc 15-Aug-2000 40.04 32.89 13.6% (6.7)% 11.7% 8.9% (1.6)% (6.2)%

Phoenix Investment Part. Phoenix Home Life Mutual 25-Jul-2000 12.50 15.75 15.6% 45.7% 28.5% 30.1% 11.0% 10.0%

AXA Financial Inc AXA Group 30-Aug-2000 53.50 54.63 2.4% 4.6% 0.1% (3.3)% (2.2)% (3.3)%

Vastar Resources Inc BP Amoco PLC 17-Mar-2000 71.00 83.00 (0.6)% 16.2% 0.3% 0.2% 0.9% 0.9%

Life Technologies Inc Invitrogen Corp 10-July-2000 60.00 60.00 22.4% 22.4% 8.2% 10.5% (11.7)% (10.8)%

CareInsite Inc Healtheon/WebMD Inc 14-Feb-2000 71.50 71.50 5.3% 5.3% 6.1% 4.5% 0.7% 12.8%

Brookdale Living COmm. Investor Group 27-Jul-2000 15.25 15.25 1.7% 1.7% 0.0% 0.4% (1.6)% (1.6)%

Thermo Instrument Systems Thermo Electron Corp 31-Jan-2000 20.40 20.40 30.0% 30.0% 2.0% 7.6% (21.6)% (21.3)%

Thermedics Thermo Electron Corp 31-Jan-2000 10.80 10.80 76.2% 76.2% 12.2% 38.7% (36.3)% (36.3)%

Hartford Life Hartford Fin Svcs Group 27-Mar-2000 44.00 50.50 3.4% 18.7% (4.8)% 10.2% (8.0)% (8.2)%

Howmet International Inc Alcoa Inc 14-Mar-2000 18.75 21.00 1.4% 13.5% 8.1% 9.8% 6.7% 6.7%

IXnet Inc Global Crossing 22-Feb-2000 62.01 62.01 18.1% 18.1% 4.8% 3.7% (11.3)% (11.9)%

Homestead Village Inc Security Capital Group Inc 24-Mar-2000 3.40 4.10 26.4% 52.4% 18.59% 18.59% (6.2)% (6.2)%

Travelers Property Casualty Citigroup 21-Mar-2000 41.50 41.95 23.2% 24.5% 21.5% 22.1% (1.3)% (1.2)%

Trigen Energy Corp Elyo 19-Jan-2000 23.50 23.50 38.2% 38.2% 15.8% 36.8% (16.2)% (0.8)%

High 96.6% 135.4% 84.3% 70.2% 38.5% 34.5%

Median 16.1% 24.3% 16.5% 19.5% (0.2)% 0.6%

Average 18.6% 29.5% 17.6% 19.9% (0.1)% 0.8%

Low (31.0)% (31.0)% (4.8)% (5.1)% (36.3)% (36.3)%

STRICTLY CONFIDENTIAL

Blue Page

Analysis of Selected Precedents 24

STRICTLY CONFIDENTIAL

Initial Investment in Tercica: Communication and Share Price Reaction

Two News Announced on 19-Jul-2006

1. Tercica Investment

■      Ipsen’s public comment:

“Limited impact on EPS in 2006. EPS dilution (without including valuation of derivative component of convertible bonds & warrant) expected to be above 15% in 2007 and below 10% in 2008-2009. The transaction is expected to be EPS accretive thereafter”

■ EPS impact analysis presented to Ipsen Board on 06-Jul-2006:

	2006	2007	2008

EPS dilution	(5.9)%	(13.4)%	(8.9)%

2. Roche Opt-in

■ Roche exercised its option to exclusively licence, develop and market Ipsen’s patented anti-diabetic drug, BIM-51077

■ Financial highlights:

— Milestone payment to Ipsen of €56m				Selected Brokers’ Comments

— Additional €3m payment post 2006 closing — Up to €170m additional further milestone payments — Progressive royalties on worldwide sales

■      “The deal with Tercica has a bigger impact on our model, but little on our valuation. The bottom-line is an EPS dilution of 17% in 2007, 8% in 2008, 0% in 2009E and an accretion of 9% in 2010. The move makes strategic sense as it broadens Ipsen’s endocrinology portfolio and provides the company with a long-awaited commercial base in the US”

				Exane, 19-Jul-2006

■      “Ipsen estimates a 15% EPS dilution in 2007 which equates to a cost of €20-25m based on our earnings forecasts. However, in the context of launching Autogel in the US and Roche opting in for the GLP-1 we view this expenditure as minor”

				Goldman Sachs Research, 19-Jul-2006

Analysis of Selected Precedents 25

STRICTLY CONFIDENTIAL

Blue Page

Analysis of Selected Precedents 26

STRICTLY CONFIDENTIAL

Example of Dilutive Pharma Transactions AstraZeneca / MedImmune

Key Transaction Metrics
Date of Announcement	23-Apr-2007
Total Consideration (% of Acquirer EV)	$15.6bn (ca. 15%)
Cash/Stock Mix	100% cash
What Did the Acquirer Say on EPS Accretion / Dilution?
■	Cash EPS accretive in the second full year of ownership post closing (2009)
■	Cash EPS reporting going forward (Reported EPS + amortisation of intangibles)
What Did Research Analysts Say on EPS Accretion / Dilution?
■	“We estimate that the deal will be ca. 9%, ca. 5% and ca. 2% dilutive to 2008E, 2009E and 2010E EPS on a reported EPS basis.
On a cash EPS basis, the deal appears 1% dilutive in 2008E and 3-5% accretive in 2009-10E at first glance.” Deutsche Bank, 23-Apr-2007
■	“AstraZeneca suggests that MedImmune will be cash earnings enhancing in 2008. In the meantime, we project 6% EPS dilution in 2008E.” HSBC, 24-Apr-2007
■	“The deal will be accretive by 2009 “on cash earnings per share” basis according to AstraZeneca.

Our math shows that on the more conventional way that investors look at drug company EPS (i.e. not cash earnings per share), the MedImmune deal may be dilutive through 2011.”

Prudential Equity Group, 24-Apr-2007

Analysis of Selected Precedents 27

STRICTLY CONFIDENTIAL

Example of Dilutive Pharma Transactions UCB / Schwartz Pharma

Key Transaction Metrics
Date of Announcement			25-Sep-2006
Total Consideration (% of Acquirer EV)			€4.4bn (ca. 60%)
Cash/Stock Mix			55% cash / 45% stock
What Did the Acquirer Say on EPS Accretion / Dilution?
■	It is expected that the transaction would be earnings accretive, post synergies, transaction costs and intangible amortisation related to the acquisition after the second year of ownership
What Did Research Analysts Say on EPS Accretion / Dilution?
■	“We have constructed a merger model, which points to:
		2007E	2008E	2009E	2010E
	EPS Accretion /(Dilution)	(53.8)%	(35.2)%	18.5%	31.4%
	EPS Excl. Amort. Of Int. Accretion / (Dilution)	(16.4)%	5.4%	29.9%	38.4%

Thus, our merger model agrees with UCB’s press release, which states that the merger will be accretive to earnings after the second full year on both a pre intangible amortization basis and a post intangible amortization basis.”

Deutsche Bank, 25-Sep-2006

■	“Earnings enhancing when synergies kick-in and Schwartz pipeline delivers:
		2007E	2008E	2009E	2010E
	EPS Accretion / (Dilution)	(153.0)%	(57.4)%	(6.3)%	1.3%
	EPS Bef. Purchase Acc. Accretion / (Dilution)	(26.9)%	(16.3)%	31.3%	32.7%
	It becomes obvious that the deal drives earnings particularly in 2009/10E, allowing it to become accretive in 2010, even not adjusting for amortization of transaction related intangibles.”

	Oppenheim Research, 26-Sep-2006

Analysis of Selected Precedents 28

STRICTLY CONFIDENTIAL

Example of Dilutive Pharma Transactions Shire / Transkaryotic Therapies

Key Transaction Metrics
	Date of Announcement			21-Apr-2005
	Total Consideration (% of Acquirer EV)			$1.4bn2 (ca. 40%)
	Cash/Stock Mix			100% cash
What Did the Acquirer Say on EPS Accretion / Dilution?
■ Transaction expected to be cash EPS and US GAAP EPS neutral in the second full year of ownership post closing
What Did Research Analysts Say on EPS Accretion / Dilution?

■     “High upfront dilution: 10% dilution in 2005E and 15% in 2006E.

We may see competitor downgrades of the stock, however the reality is that the damage in the stock was done yesterday. In effect, the stock fell 10% which is somewhat in-line with 15% dilution.”

Bear Stearns, 22-Apr-2005

■ “While we believe the transaction offers Shire interesting long-term opportunities, we expect significant near-term (2005E / 2006E) dilution.” RBC Capital Markets, 22-Apr-2005
■ “Comparison of current earnings estimates for Shire versus an Indicative Proforma Shire/TKT NewCo:
		2005E	2006E	2007E	2008E	2009E
	EPS Accretion / (Dilution) (CSFB Adj.)	(36)%	(47)%	(27)%	(13)%	11%
CSFB, 22-Apr-2005

[2] Net of $155m of cash and cash equivalents on TKT’s balance sheet as of 31-Dec-2004.

Analysis of Selected Precedents 29

STRICTLY CONFIDENTIAL

Appendix A:	Additional Materials on Lafarge North America Buy-out

Additional Materials on Lafarge North America Buy-out 30

STRICTLY CONFIDENTIAL

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, February 6, 2006

LAFARGE TO LAUNCH A CASH TENDER OFFER FOR THE OUTSTANDING 46.8% MINORITY STAKE IN LAFARGE NORTH AMERICA

Lafarge, the world leader in building materials, and owner of a 53.2% stake in Lafarge North America (NYSE & TSX: LAF), today announced its intention to launch a cash tender offer (the “Offer”) for the remaining 46.8% minority stake it does not own. Lafarge intends to offer Lafarge North America shareholders US$75 in cash for each Lafarge North America share they hold, representing a 16.7% premium over Lafarge North America’s closing stock price on February 3, 2006, and a 31.0% premium over Lafarge North America’s average closing stock price over the past three months. Based on the 35.3 million minority-owned shares and on outstanding options, the Offer represents a total transaction value of US$3.0 billion.

The contemplated transaction, which Lafarge will fund entirely through debt, is expected to be immediately accretive to Lafarge earnings per share.

Bruno Lafont, who became Chief Executive Officer of Lafarge on January 1, 2006, said: “Lafarge’s offer to acquire the minority shares of Lafarge North America represents a unique opportunity for Lafarge North America shareholders to realize the value of their shares at a significant premium to Lafarge North America’s current and recent stock price. The successful completion of our tender offer will also benefit Lafarge and its sharehoIders.

“This transaction makes strategic sense for Lafarge, because it will enable us to pursue business and growth opportunities in North America even more effectively. It makes operational sense, because it will streamline and accelerate decision-making, free of the complexity of operating through a partially owned, publicly traded subsidiary. And it makes financial sense, because it will enable us to improve the use of free cash flow at Group level and should be immediately accretive to our earnings per share.

“In short, this is a ‘win-win’ transaction for the shareholders, the customers and the employees of both companies,” Bruno Lafont said.

The Offer will be made directly to the shareholders of Lafarge North America, and Lafarge intends to commence the contemplated tender offer within two weeks. As part of the transaction, Lafarge will also offer to purchase all outstanding exchangeable preference shares of Lafarge Canada, a subsidiary of Lafarge North America.

The Offer will be conditioned upon, among other things, the tender of a majority of the shares not held by Lafarge and its affiliates and the ownership by Lafarge of at least 90% of the outstanding shares. Any common shares not acquired in the tender offer are expected to be acquired in a subsequent merger at the same price as the tender offer.

JP Morgan and BNP Paribas are acting as joint financial advisors and dealer managers and Cleary Gottlieb Steen & Hamilton LLP is acting as legal advisor to Lafarge in connection with the tender offer.

Additional Materials on Lafarge North America Buy-out 31

STRICTLY CONFIDENTIAL

Neither Lafarge nor any of its affiliates has commenced the tender offer to which this communication relates. Shareholders of Lafarge North America are advised to read the Tender Offer Statement on Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the SEC when they become available, because they will contain important information. Shareholders of Lafarge North America may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the Offer, at 1-888-750-5834.

Additional Materials on Lafarge North America Buy-out 32

STRICTLY CONFIDENTIAL

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, February 21, 2006

LAFARGE COMMENCES CASH TENDER OFFER

FOR ALL OUTSTANDING SHARES OF LAFARGE NORTH AMERICA

Lafarge, the world leader in building materials, and owner of a 53.2% stake in Lafarge North America (NYSE & TSX: LAF), today commenced its previously announced cash tender offer (the “Offer”) for the 46.8% of Lafarge North America that it does not already own.

As announced on February 6, 2006, Lafarge is offering Lafarge North America shareholders US$75 in cash for each Lafarge North America share they hold, a price that represents a 16.7% premium over Lafarge North America's closing stock price on February 3, 2006, the previous trading day before the announcement of the Offer, and a 31.0% premium over Lafarge North America's average closing stock price over the previous three months.

Based on the 35.3 million minority-owned shares and on outstanding options, the Offer represents a total transaction value of US$3.0 billion, and will expire on March 20, 2006, unless extended.

The Offer is made directly to the shareholders of Lafarge North America. As part of the transaction, Lafarge is also offering to purchase all outstanding exchangeable preference shares of Lafarge Canada, a subsidiary of Lafarge North America.

The Offer is conditioned upon, among other things, the tender of a majority of the shares not held by Lafarge and its affiliates and the ownership by Lafarge of at least 90% of the outstanding shares. Any common shares not acquired in the Offer are expected to be acquired in a subsequent merger at the same price as the Offer.

Shareholders of Lafarge North America are advised to read the Tender Offer Statement on Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the SEC, because they contain important information. Shareholders of Lafarge North America may obtain copies of these documents for free, when available, at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the Offer, at 1-888-750-5834.

Additional Materials on Lafarge North America Buy-out 33

STRICTLY CONFIDENTIAL

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, March 6, 2006

LAFARGE EXTENDS CASH TENDER OFFER

FOR OUTSTANDING MINORITY SHARES OF LAFARGE NORTH AMERICA

Lafarge S.A., the world leader in building materials, and owner of a 53.2% majority stake in Lafarge North America Inc. (NYSE & TSX: LAF), today announced that it has extended the expiry date of its cash tender offer (the “Offer”) of US$75.00 per share for the 46.8% of Lafarge North America shares it does not own until midnight New York City time, on Monday, April 3, 2006.

The extension of the Offer was made at the request of the special committee of the board of directors of Lafarge North America. The special committee today notified the shareholders of Lafarge North America that it has determined that it is unable at the current time to take a position with respect to the Offer. The extension will thus provide the special committee with additional time to develop its position or recommendation, if any, with respect to the Offer.

The Offer was previously scheduled to expire at midnight on Monday, New York City time, March 20, 2006. Having been extended by 10 business days, the Offer now will expire at midnight on Monday, New York City time, April 3, 2006, unless further extended. The Offer is at a price of US$75.00 per share in cash and upon the other terms and conditions set forth in the Offer to Purchase, dated February 21, 2006.

Concurrently with the extension of the expiry date of the Offer, Lafarge also announced that it has extended the term of its cash offer of US$75.00 per share for all outstanding exchangeable preference shares of Lafarge Canada Inc. (TSX: LCI.PR.E), a subsidiary of Lafarge North America Inc., to midnight, New York City time, on Monday, April 3, 2006.

Lafarge North America shareholders and other interested parties are urged to read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase and any other document relating to the tender offer that are filed with the United States Securities and Exchange Commission (the “SEC”) because they contain important information. Lafarge North America shareholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or by contacting Innisfree M&A Incorporated, the Information Agent for the transaction, at (877) 825-8730 for English speakers, (877) 825-8777 for French speakers or (212) 750-5833 for banks and brokers calling collect.

Additional Materials on Lafarge North America Buy-out 34

STRICTLY CONFIDENTIAL

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, March 24, 2006

LAFARGE COMMENTS ON ACTION BY SPECIAL COMMITTEE OF LAFARGE NORTH AMERICA

Lafarge, the world leader in building materials, and owner of a 53.2% stake in Lafarge North America (NYSE & TSX: LAF), today commented on the decision by the Special Committee of the Board of Directors of Lafarge North America to recommend against acceptance of Lafarge’s cash tender offer (the “Offer”) of US$75 per share for the 46.3%. minority stake of Lafarge North America that Lafarge does not own.

It should be noted that the Offer is being made directly to Lafarge North America shareholders, and it is those shareholders who will ultimately decide whether or not to accept the terms of the Offer.

It should also be noted that it is not unusual for special committees of US companies involved in similar transactions to recommend against acceptance even when those offers were made – as this one – at a significant premium. As previously indicated, Lafarge’s all-cash offer for US$75 per share represents a 16.7% premium over Lafarge North America's closing stock price on February 3, 2006, the trading day immediately prior to the announcement of our Offer, and a 31.0% premium over Lafarge North America’s average closing stock price over the three months prior to the announcement of our Offer.

Lafarge continues to believe that given Lafarge North America’s trading history and its past and current trading performance, its Offer is full and fair. Lafarge will continue to seek to implement a transaction that is in the best interests of Lafarge shareholders and fair to the Lafarge North America’s shareholders.

The Lafarge Offer is being made directly to the shareholders of Lafarge North America, and will expire at midnight New York City time, on Monday, April 3, 2006, unless extended. As part of the transaction, Lafarge is also offering to purchase all outstanding exchangeable preference shares of Lafarge Canada, a subsidiary of Lafarge North America.

The Offer is conditioned upon, among other things, the tender of a majority of the shares not held by Lafarge and its affiliates and the ownership by Lafarge of at least 90% of the outstanding shares. Any common shares not acquired in the tender offer are expected to be acquired in a subsequent merger at the same price as the tender offer.

Shareholders of Lafarge North America are advised to read the Tender Offer Statement on Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the SEC, because they contain important information. Shareholders of Lafarge North America may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the Offer, at 1-888-750-5834.

Additional Materials on Lafarge North America Buy-out 35

STRICTLY CONFIDENTIAL

PRESS RELEASE

Euronext LG, NYSE: LR	Paris, April 4 2006

LAFARGE INCREASES OFFER FOR OUTSTANDING MINORITY SHARES OF LAFARGE NORTH AMERICA TO $82 PER SHARE AND EXTENDS OFFER TO APRIL 28

Lafarge, the world leader in building materials, and owner of a 53.2% stake in Lafarge North America (NYSE & TSX: LAF), today announced that it will amend its cash tender offer (the “Offer”) for the remaining 46.8% minority stake it does not own by increasing the offer price to $82 per share. The increased offer price represents a premium of 27.6% over Lafarge North America’s closing stock price on February 3, 2006, the last trading day before Lafarge announced its intention to commence the tender offer, and a premium of 43.2% over Lafarge North America's average closing stock price during the three months prior to the announcement of its intention to commence the tender offer.

The revised offer takes into account the recent generally improved outlook for the North American building materiaIs sector as a whole and for Lafarge North America in particular.

Lafarge believes that at the new offer price the transaction is attractive to Lafarge North America shareholders while stiII making sense for Lafarge and creating value for its shareholders.

Lafarge has also extended the expiration date of its offer for common shares of Lafarge North America until 12:00 midnight, New York City time, on Friday, April 28, 2006. The Offer was scheduled to expire at 12:00 midnight, New York City time, on Monday, April 3, 2006. Shareholders who have already tendered their shares will receive the increased offer price of $82 per share and need not take any additional action in order to receive such price.

The Offer is conditioned upon, among other things, the tender of a majority of the shares not held by Lafarge and its affiliates and the ownership by Lafarge of at least 90% of the outstanding shares. Any common shares not acquired in the tender offer are expected to be acquired in a subsequent merger at the same price as the tender offer.

Concurrently with the increase in the offer price for common shares of Lafarge North America, Lafarge also announced that it will increase the offer price of its cash offer for all outstanding exchangeable preference shares of Lafarge Canada Inc. [TSX: LCI.PR.E), a subsidiary of Lafarge North America Inc., to $82 per share. The term of the offer for all outstanding exchangeable preference shares of Lafarge Canada has also been extended until 12:00 midnight, New York City time, on Friday, April 28, 2006. The offer for exchangeable preference shares was also scheduled to expire at 12:00 midnight, New York City time, on April 3, 2006.

Additional Materials on Lafarge North America Buy-out 36

STRICTLY CONFIDENTIAL

As of Monday, April 3, approximately 41,585 common shares of Lafarge North America and 28,521 exchangeable preference shares of Lafarge Canada had been tendered or committed to be tendered at the original offer price of $75.

Lafarge stated that it expected to mail promptly to shareholders of Lafarge North America a supplement to its Offer to Purchase and to amend its tender offer statement on file with the United States Securities and Exchange Commission to reflect the increased offer price and other relevant changes.

Lafarge North America shareholders and other interested parties are urged to read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase and any other documents relating to the tender offer that are filed with the United States Securities and Exchange Commission (the "SEC") because they contain important information. Lafarge North America shareholders will be able to receive such documents free of charge at the SEC's website, www.sec.gov, or by contacting Innisfree M&A Incorporated, the Information Agent for the transaction, at (877) 825-8730 for English speakers, (877) 825-8777 for French speakers or (212) 750-5833 for banks and brokers calling collect.

Additional Materials on Lafarge North America Buy-out 37

STRICTLY CONFIDENTIAL

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, April 24, 2006

LAFARGE INCREASES OFFER FOR OUTSTANDING MINORITY SHARES OF LAFARGE NORTH AMERICA TO $85.50 PER SHARE; SPECIAL COMMITTEE OF LAFARGE NORTH AMERICA RESOLVES TO RECOMMEND REVISED OFFER

Lafarge, the world leader in building materials, today announced that it will amend its cash tender offer (the “Offer”) for the remaining 46.8% minority stake in Lafarge North America (NYSE & TSX: LAF) that it does not own by increasing the offer price to $85.50 per share. The Special Committee of Lafarge North America’s Board of Directors has unanimously resolved to recommend that the minority shareholders accept the revised offer and tender their shares, as and when the Offer is amended.

The increased offer price represents a premium of 33% over Lafarge North America's closing stock price on February 3, 2006, the last trading day before Lafarge announced its intention to commence the tender offer. At this price, the transaction will create value for Lafarge shareholders, and Lafarge believes that this price will be extremely attractive for Lafarge North America shareholders.

Bruno Lafont, Chief Executive Officer of Lafarge, said:

“We are delighted that, with the decision of the Special Committee of Lafarge North America’s Board to recommend the Offer, we can proceed expeditiously to complete our tender offer and to deliver the benefits of the transaction to the shareholders of both companies.”

All of the members of the Special Committee of independent directors of Lafarge North America who own shares have indicated that they will tender their shares in the revised offer. Lafarge North America’s financial advisors, Merrill Lynch & Co. and The Blackstone Group L.P., have each rendered an opinion that the amended offer is fair to Lafarge North America’s minority shareholders from a financial point of view.

Lafarge has also extended the expiration date of its Offer for the outstanding common shares of Lafarge North America until 12:00 midnight, New York City time, on Friday, May 12, 2006. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Friday, April 28, 2006. Shareholders who have already tendered their shares will receive the increased offer price of $85.50 per share and need not take any additional action in order to receive such price.

In the event that Lafarge North America’s Board of Directors declares a dividend in the second quarter, the offer price will be reduced by the amount of any dividend with a record date prior to the date the shares are accepted for payment in the Offer.

Additional Materials on Lafarge North America Buy-out 38

STRICTLY CONFIDENTIAL

The Offer is conditioned upon, among other things, the tender of a majority of the shares not held by Lafarge and its affiliates and the ownership by Lafarge of at least 90% of the outstanding shares. Any common shares not acquired in the tender offer are expected to be acquired in a subsequent merger at the same price as the tender offer.

Concurrently with the increase in the offer price for common shares of Lafarge North America, Lafarge also announced that it will increase the offer price of its cash offer for all outstanding exchangeable preference shares of Lafarge Canada Inc. (TSX: LCI.PR.E), a subsidiary of Lafarge North America Inc., to $85.50 per share, and that the voting members of the Board of Lafarge Canada have unanimously resolved to recommend, on behalf of Lafarge Canada, that the minority shareholders accept the revised offer and tender their exchangeable preference shares, as and when the Offer is amended. The term of the offer for all outstanding exchangeable preference shares of Lafarge Canada has also been extended until 12:00 midnight, New York City time, on Friday, May 12, 2006. The offer for exchangeable preference shares was also scheduled to expire at 12:00 midnight, New York City time, on Friday, April 28, 2006.

Lafarge stated that it expects to mail early next week to shareholders of Lafarge North America a supplement to its Offer to Purchase and to amend its tender offer statement on file in with the United States Securities and Exchange Commission to reflect the increased offer price and other relevant changes. Lafarge North America is expected to file and mail its amended Solicitation/Recommendation Statement on Schedule 14D-9 shortly thereafter.

Lafarge and Lafarge North America have also reached an agreement in principle, subject to certain conditions including definitive documentation and court approval, to settle the pending litigation.

Lafarge North America shareholders and other interested parties are urged to read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase and any other documents relating to the tender offer that are filed with the United States Securities and Exchange Commission (the “SEC”) because they contain important information. Lafarge North America shareholders will be able to receive such documents free of charge at the SEC's website, www.sec.gov, or by contacting Innisfree M&A Incorporated, the Information Agent for the transaction, at (877) 825-8730 for English speakers (877) 825-8777 for French speakers, or (212) 750-5833 for banks and brokers calling collect.

Additional Materials on Lafarge North America Buy-out 39

STRICTLY CONFIDENTIAL

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, May 15, 2006

LAFARGE SUCCESSFULLY COMPLETES CASH TENDER OFFER FOR LAFARGE NORTH AMERICA

Lafarge, the world leader in building materials, has today announced that it has successfully completed its cash tender offer for the 46.8% minority stake in Lafarge North America (NYSE & TSX: LAF) that it did not previously own. Lafarge now holds approximately 92.37% of the shares of Lafarge North America (“LNA”).

“We are pleased with the swift and successful completion of our tender offer. This transaction will create value for our shareholders and will immediately be accretive to our earnings per share.

We will now work together with our North American teams to deliver the benefits of this transaction. We will streamline our processes, accelerate decision-making and pursue business and growth opportunities even more effectively in the attractive North American market”, said Bruno Lafont, Chief Executive Officer of Lafarge.

The offer and withdrawal rights expired at 12:00 midnight, New York City time, on Friday, May 12, 2006, and Lafarge has accepted for payment all shares tendered. According to the report of the depositary for the tender offer, Lafarge acquired approximately 34,253,627 shares of LNA common stock (including guaranteed deliveries) pursuant to the tender offer. In addition, Lafarge has accepted for payment all exchangeable preference shares of Lafarge Canada tendered pursuant to an offer for exchangeable preference shares that also expired at 12 midnight, New York City time, on Friday, May 12, 2006. According to the report of the depositary for the exchangeable preference shares tender offer, Lafarge acquired approximately 444,230 exchangeable preference shares (including guaranteed deliveries) pursuant to the tender offer. Lafarge thus acquired a total of 34,697,857 LNA common shares and Lafarge Canada exchangeable shares and holds approximately 92.37% of the LNA common shares and Lafarge Canada exchangeable preference shares taken together as a single class.

Lafarge expects to acquire the remaining shares of LNA not owned by Lafarge or its subsidiaries through a short-form merger. Following the merger, detailed instructions will be mailed outlining the steps that LNA shareholders who did not tender their shares must take in order to obtain payment. After completion of the merger, LNA will be a whoIly-owned subsidiary of Lafarge.

LNA will deliver notices to the United States Securities and Exchange Commission requesting the deregistration of LNA shares and to the New York Stock Exchange and the Toronto Stock Exchange requesting the delisting of LNA shares following the completion of the short-form merger.

Additional Materials on Lafarge North America Buy-out 40

STRICTLY CONFIDENTIAL

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, May 17, 2006

LAFARGE OWNS 100% OF LAFARGE NORTH AMERICA

Lafarge, the world leader in building materials, has today announced that it has successfully completed its acquisition of the remaining shares of Lafarge North America (NYSE & TSX: LAF) that it did not acquire previously through its tender offer that expired on May 12, 2006. The acquisition was made by way of a short-form merger with one of its wholly-owned subsidiaries, and the merger was effective prior to the close of business on May 16, 2006. Lafarge now owns 100% of the shares of Lafarge North America (“LNA”).

Shareholders of LNA who did not tender their shares will receive $85.50 as a result of the short-form merger, and will not receive the dividend previously announced and payable to shareholders of record as of the close of business on May 16.

As the result of the merger, exchangeable preference shares of Lafarge Canada that were not tendered pursuant to a tender offer for such shares that also expired on May 12, 2006 will no longer be exchangeable for shares of LNA, but will be exchangeable for $85.26. Record holders of exchangeable preference shares as of the close of business on May 16, 2006 will be entitled to receive a dividend of $0.24 per share payable on June 1, 2006.

LNA has delivered notices to the United States Securities and Exchange Commission requesting the deregistration of LNA shares and to the New York Stock Exchange and the Toronto Stock Exchange requesting the delisting of LNA shares. Exchangeable preference shares of Lafarge Canada will continue to be listed on the Toronto Stock Exchange.

Additional Materials on Lafarge North America Buy-out 41